UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-13742

ICL GROUP LTD.

(Exact name of registrant as specified in its charter)

ICL Group Ltd.

Landmark Tower

2 Leonardo Da Vinci Street

Tel Aviv 6473309

Israel

(972) 03-6844459

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Dividend Distribution – Supplemental Report

Item 1

Dividend Distribution – Supplemental Report

Further to the Company's immediate report dated August 5, 2026 (reference number 2026-02-073575) regarding a dividend distribution out of the Company’s earnings in the amount of about $75 million, the Company hereby reports that the dividend amount per share in US dollars is $0.05811, and the dividend amount per share for shareholders who will receive the payment in Shekels is ILS 0.1750273, based on today’s representative exchange rate as published by the Bank of Israel.

The dividend will be paid only to registered shareholders entitled to receive US$2 or more.

The record date is September 2, 2026, and the payment date is September 16, 2026.

From the current dividend payment, Israeli tax will be withheld at the following rates: (1) with respect to about 65% of the dividend, an Israeli resident company will not be charged for withholding tax; the withholding tax rate for an Israeli-resident individual will be 25%; and the withholding tax rate for foreign residents (individuals and companies) will be 25% or in accordance with the applicable international tax treaties – whichever is lower;

(2) with respect to about 35% of the dividend, an Israeli-resident company will not be charged for withholding tax; an Israeli-resident individual will be charged for withholding tax at a rate of 20%; and foreign residents (individuals and companies) will be charged for withholding tax at a rate of 20% or in accordance with the applicable international tax treaties – whichever is lower.

For additional information as to a possible refund procedure for taxes withheld in excess of the withholding tax rates described above, from shareholders holding shares that are traded on NYSE not through an Israeli bank, please visit the Company's webpage, by clicking this https://www.icl-group.com/wp-content/uploads/2026/03/Tax-Ruling-re-Withholding-Tax-from-Dividend-paid-to-NYSE-shares-of-ICL-Valid-through-31-Dec-2026.pdf.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Asaf Alperovitz
	Name:	Asaf Alperovitz
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: September 1, 2026